Exhibit 99.1

Qihoo 360 Announces Shareholder Approval of Merger Agreement

BEIJING, March 30, 2016 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve (i) the previously announced agreement and plan of merger, dated December 18, 2015 (the “Merger Agreement”) among the Company, Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited (“Midco”), New Summit Limited (“Merger Sub”), and solely for purposes of Section 6.19 of the Merger Agreement, Global Village Associates Limited and Young Vision Group Limited, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Midco (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and (iii) the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Holders of 32,592,419 Class A ordinary shares and 41,818,346 Class B ordinary shares attended the extraordinary general meeting in person or by proxy. These shares represented approximately 41.0% of the Company’s total ordinary shares outstanding at the close of business in the Cayman Islands on the record date of March 25, 2016. These shares are entitled to an aggregate of 241,684,149 votes, or 69.3% of the total outstanding votes on the record date. Approximately 99.8% of the total votes cast at today’s extraordinary general meeting were in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with various other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a private company and its American depositary shares (the “ADSs”) would no longer be listed or traded on any stock exchange, including the New York Stock Exchange, and the Company’s ADS program would be terminated.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company's current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminologies such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions, which include: uncertainties as to the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com